

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Prabu Natarajan
Chief Financial Officer
Science Applications International Corporation
12010 Sunset Hills Road
Reston, VA 20190

> **Re: Science Applications International Corp**
> **Form 10-K for the Year Ended January 31, 2020**
> **Filed March 27, 2020**
> **Form 10-Q for the Quarter Ended October 30, 2020**
> **Filed December 4, 2020**
> **File No. 001-35832**

Dear Mr. Natarajan:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarter Ended October 30, 2020

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Impacts of the COVID-19 Pandemic, page 22

1. We note the CARES Act provides a mechanism to recover your labor costs where your employees are ready and able to work but unable to access required facilities due to COVID-19. If you received any assistance under the CARES Act (including but not limited to Section 3610 thereunder to keep your employees and subcontractors in a ready state), please quantify and disclose the short and long-term impact of that assistance on your financial condition, results of operations, liquidity and capital resources. Refer to CF Disclosure Guidance: Topic No. 9A - Coronavirus (COVID-19) — Disclosure Considerations Regarding Operations, Liquidity, and Capital Resources at https://www.sec.gov/corpfin/covid-19-disclosure-considerations

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor at (202) 551-3297 or Larry Spirgel, Office Chief at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology